UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Haleon plc
(Exact name of registrant as specified in its charter)

England and Wales	001-41411	Not Applicable
(State or other jurisdiction	(Commission File Number)	(I.R.S. Employer Identification No.)
of incorporation or organization)

Building 5, First Floor, The Heights, Weybridge, Surrey	KT13 0NY, United Kingdom
(Address of principal executive offices)	(Zip Code)

Amanda Mellor
Company Secretary
Haleon plc
+44 (0) 1932 959 500
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-l) for the reporting period from January 1 to December 31, 2025.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _________.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report Conflict Minerals Disclosure

Haleon plc (together with its consolidated subsidiaries, “Haleon”, “Company”, “we” or “our”) hereby files this Form SD pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”) for the reporting period from January 1, 2025 to December 31, 2025 (the “Reporting Period”). We are relying on the Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule issued by the Division of Corporation Finance of the Securities and Exchange Commission on April 7, 2017 (the “April 2017 Guidance”). Pursuant to the April 2017 Guidance, we have provided only the disclosure required under paragraphs (a) and (b) of Item 1.01 of Form SD and not that required under paragraph (c). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein. A copy of this Form SD is also posted to the Company’s website at: www.haleon.com/who-we-are/Governance/codes-policies-and-standards.

The Rule generally provides that a company must file a specialized disclosure report if it manufactures or contracts to manufacture products for which one or more of the following minerals are necessary to the functionality or production of the company’s products: cassiterite; columbite-tantalite (coltan); and wolframite; their derivatives tantalum, tin, and tungsten; and gold (collectively, “3TGs”). These are considered “conflict minerals” under the Rule regardless of their geographic origin and whether or not they fund armed conflict in the Democratic Republic of the Congo or its neighboring countries (the “covered countries”).

Haleon is a consumer company that is solely focused on better everyday health. Our people, our brands, our research, our investment and our innovation are aimed at improving the everyday health of consumers. Our product portfolio spans six major categories - Oral Health, Vitamins, Minerals and Supplements (VMS), Pain Relief, Respiratory Health, Digestive Health and Therapeutic Skin Health and Other. Haleon obtains (i) materials from suppliers for manufacturing purposes (“suppliers”) and (ii) finished products from contract manufacturing organizations (“CMOs”) for sales and distribution by Haleon.

Pursuant to the Rule, we conducted in good faith a technical review of Haleon’s products and surveyed our suppliers and CMOs for the calendar year 2025 to determine whether 3TGs were present in our products. Based on this survey, we identified three CMOs that supplied products containing or that may contain 3TGs to Haleon (the “Covered CMOs”), where such 3TGs were necessary to the functionality or production of such materials or products.

Reasonable Country of Origin Inquiry

For those products that did contain 3TGs, we conducted in good faith a reasonable country of origin inquiry that Haleon believes was reasonably designed to determine whether any 3TGs necessary to the functionality or production of these materials or products originated in the covered countries or was not from recycled or scrap sources. For any materials or products containing 3TGs, Haleon provided a questionnaire (“3TG Supplier Declaration”) to the Covered CMOs to gather information regarding the presence and sourcing of 3TGs in its products during the Reporting Period. We reviewed the completed 3TG Supplier Declarations and requested additional information from each Covered CMO that provided incomplete or inconsistent information.

The first Covered CMO confirmed to Haleon in its 3TG Supplier Declaration that the 3TGs necessary to the functionality or production of the goods supplied to Haleon either (i) did not originate in the covered countries or (ii) were from a recycled or scrap source. The second Covered CMO provided Haleon with a completed Conflict Minerals Reporting Template published by the Responsible Minerals Initiative and reported that the 3TGs supplied did not originate in the covered countries.

The third Covered CMO confirmed to Haleon that 31 out of the 32 ingredients used to produce finished products for Haleon did not contain 3TGs. For the remaining ingredient, the Covered CMO noted that its supplier is a distributor, not the manufacturer and was therefore unable to confirm the absence of 3TGs in that ingredient and, consequently, in the finished products supplied to Haleon.

On the basis of the reasonable country of origin inquiry described above, Haleon has no reason to believe that our products during the Reporting Period that are within the scope of the Rule have 3TGs that originated in the covered countries and may not be from recycled or scrap sources, other than with respect to the finished product discussed in the preceding paragraph for which the Covered CMO was unable to confirm the absence of 3TGs.

Pursuant to the April 2017 Guidance, we have provided only the disclosure required under the provisions of paragraphs (a) and (b) of Item 1.01 of Form SD.

Item 1.02 Exhibit

None.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

N/A.

Section 3 – Exhibits Item 3.01 Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HALEON PLC
(Registrant)

By:	/s/ Dawn Allen	Date: May 29, 2026
Dawn Allen Chief Financial Officer

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